SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1018, of 05.28.2024 DEL-95 of 28.05.2024

CERTIFICATE

MINUTES OF THE ONE THOUSANDTH EIGHTEENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for due purposes, that the 1018th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held on May 28, 2024 at 2:00 p.m. in an electronic deliberation circuit, as called by the Chairman of the Board of Directors, pursuant to article 25, paragraph 4, of the Company's Bylaws. The collection of electronic votes was closed on 28.05.2024 at 21:00 p.m. Board member VICENTE FALCONI CAMPOS (VFC) took over the chairmanship. Board members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) were present. There was no record of absence. The council was secretariated by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: The support material was made available to the Board members through the Governance Portal. QUORUMS OF INSTALLATION AND DELIBERATION: As prescribed in article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was set up with the presence of nine members, in observance of the minimum quorum of five members, and with a minimum quorum for deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave entails its subtraction for the purposes of calculating the respective minimum quorum for deliberation.

DEL 095 of 05.28.2023. Reference Form – fiscal year 2024 (base year 2023). RES 288 of 05.27.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in the decision of the Executive Board, in the supporting material, in the documents below and in the knowledge of the Statutory Audit and Risk Committee, the Strategy, Governance and Sustainability Committee and the People Committee, DELIBERATED: Executive Board Resolution No. 288, of 05.28.2024; Deliberative Proposal VFR-032, of 05.21.2024.

1. To authorize the filing of the 2024 Reference Form, referring to the base year of 2023, with the Brazilian Securities and Exchange Commission (CVM), pursuant to the draft attached to RES 288, dated 05.28.2023.

2. To determine that the Vice Presidency of Finance and Investor Relations - VFR, through the Investor Relations Department - FRF and the Vice Presidency of Governance, Risks and Compliance - VGR, through Corporate Governance - GRGC, Strategic Governance and Intelligence - GRGCE, of the Secretariat of Governance - GRGS, adopt, in their respective areas of operation, the necessary measures to comply with this Resolution.

➢	Quorum for approval: Unanimous, under the terms of the proposal presented by the Executive Board (RES 288, of 05.28.2024), registered the knowledge of CEGS, CAE and CPES.

Closing and drafting of the minutes certificate: It is hereby recorded that the material pertinent to the items deliberated at this Board of Directors Meeting is on file at the Company's headquarters. As there was nothing more to discuss about DEL-095/2024, the Chairman VFC closed the and ordered the Secretary of Governance to draw up this Certificate which, after being read and approved, will be signed by the same Secretary. The other resolutions held at this meeting were omitted from this certificate, as they related to interests merely internal to the Company, a legitimate precaution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of the Brazilian Corporation Law, and are therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present: Chairman VICENTE FALCONI CAMPOS. Board members ANA SILVIA CORSO MATTE, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Officer of Eletrobras.

Rio de Janeiro, June 04, 2024.

BRUNO KLAPPER LOPES

Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.